Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-0408
Attention: Mr. Donald A. Walker

RE:   Trinity Capital Corporation
Form 10-K for the fiscal year ended December 31, 2005
File No. 000-50266

Dear Mr. Walker:

Trinity Capital Corporation (the “Company”) has filed via EDGAR today its responses to the comments of the Staff contained in a letter, dated May 25, 2006, relating to the above-referenced filing. Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Balance Sheet Analysis — Non-performing Loans, page 28

1.                We refer to prior comment 1 in our letter dated April 24, 2006. Please clarify the following information for us in your response letter:

•                     We noted that in the table on page 3 of your prior response, the total principal balances prior to restructuring is $5.8 million, however, on page 5 of your response the balance of the original loans appears to total $6.7 million. Please reconcile these amounts for us in your response letter, specifying in your response any amounts which are presented net of any related allowance for loan loss.

•                     Please provide a roll-forward of your specific allowance for this relationship, beginning at June 30, 2005, through December 21, 2005. Specifically describe each entry.

•                     We noted that $1.5 million of the balance in the lending relationship appears to have been charged off in December 2005 as a part of the restructuring arrangement. Please explain where this charge off is considered in the tabular presentation of the balances prior to and following the restructuring, and provide revised tables in your response letter as necessary.

The principal balances reported on the table in the Company’s prior response on page 3 were the outstanding balances immediately prior the restructuring of the loans, while the table on page 5 of our prior response contained the original loan balances and terms. Prior to the weaknesses developing in the borrower’s business causing Los Alamos National Bank (“LANB”) to restructure the loans, as described in the Company’s prior response, the borrower did make interest and principal repayments, which reduced the outstanding balances from the original loan amounts. The following table includes a reconciliation of the original loan balances, accrued interest, and interest and principal repayments over the life of the loans prior to the restructuring.

TABLE 1: Loans Prior to Restructure

Principal Advance	Principal Payment	Principal Charge-off	Net Principal balance prior to restructure

$1,000,000.00	—	—	$1,000,000.00

1,000,000.00	$(783,401.08)	—	216,598.92

1,500,000.00	(2,876.71)	—	1,497,123.29

387,468.31	—	—	387,468.31

2,738,521.93	—	—	2,738,521.93

$6,625,990.24	$(786,277.79)	—	$5,839,712.45

Therefore, the total principal balance outstanding immediately outstanding prior to the restructuring was $5,839,712.45, while the aggregate original outstanding balances of loans totaled $6,625,990.24. Pursuant to Generally Accepted Accounting Standards in the United States (GAAP), because LANB had placed these loans on non-accrual status, there was no net interest balance outstanding prior to the restructuring.

In addition to the principal balance, the following table reconciles the total amount owed to us by the customer immediately prior to the restructure. These amounts are not included in the outstanding principal balances of the loans either prior to or subsequent to the restructure:

TABLE 2: Total Amount Owed to LANB by Customer

$5,839,712.45	Total principal balance of loans

200,000.00	Paid to settle with creditor with priority on contract proceeds

8,912.90	Accounting fees

49,585.11	Legal fees

241,288.22	Foregone interest

$6,339,498.68	Total Amount owed to LANB prior to restructure

The following table shows the activity on the restructured debt from the time of restructure through December 31, 2005:

TABLE 3: Restructured Debt

Amount restructured	Principal Payment	Principal Charge-off	Net Principal balance as of December 31, 2005

$4,623,113.53	—	$(283,401.08)	$4,339,712.45

1,216,598.92	—	(1,216,598.92)	—

$5,839,712.45	—	$(1,500,000.00)	$4,339,712.45

The table below outlines the roll-forward for specific allowances made by LANB in connection with this borrowing relationship for the quarterly periods ended June 30, September 30 and December 31, 2005. The changes result from the change in the loan balances and from the valuation of the collateral from quarter to quarter.

TABLE 4: Reserve for Loan Loss Roll Forward June 30, 2005 through December 31, 2005

Date	Loan Balance (1)	Charge Offs	Net Loan Value	Collateral Value (2)	Estimated Cost to Resolve	Excess/ (Shortfall)	Estimated Reserve
06/30/2005	$7,371,369	—	$7,371,369	$6,455,369	—	$(916,000)	$916,000

09/30/2005	5,839,712	—	5,839,712	3,839,712	—	(2,000,000)	2,000,000

12/31/2005	$5,839,712	$1,500,000	$4,339,712	$3,439,366	$15,000	$(915,346)	$916,000

(1)            Loan balance on June 30, 2005 includes a $1,248,255 loan that was non-accrual as of that date, but subsequently paid off on July 1, 2005. Therefore, this loan is not included in the restructure transaction.

(2)            Collateral value from June 30 to September 30 changed due to the release of collateral on loan paid off on July 1, 2005 and a decrease in accounts receivable. Collateral value from September 30 to December 31 changed due to a decrease in accounts receivable.

2.                As a related matter, we note you have recorded an allowance for loan losses specific to this lending relationship of $0.9 million as of December 31, 2005. However, in your Form 10-K disclosures (page 28), you state that you believe it is likely that you will collect on the full amount of the restructured loan. Please clarify in your response letter:

•                     how you determined that this allowance represents probable losses inherent in the portfolio per the guidance in FAS 5 and FAS 114; and

•                     how you determined that the $1.5 million charge-off in December 2005 was appropriate, when you value the collateral at over $8.0 million.

As discussed in the Company’s prior response, in connection with the restructuring of this lending relationship, LANB carefully evaluated the potential value of the collateral in both determining the amount to be charged-off as well as in determining what, if any, amounts should remain with specific identification for this relationship in LANB’s allowance for loan losses. The collateral for the restructured loans consists of furniture, fixtures, equipment, inventory, accounts, chattel paper, tangibles, general intangibles, real property, and an assignment of claims in ongoing litigation.

LANB discounted the value of each of these items pursuant to its loan policy as well as based upon the particular circumstances of this relationship. LANB valued the collateral as follows:

•                     $2,647,338.40 for real estate with a sand and gravel operation located in Texas, which was 80% of the value, according to a June 2005 independent appraisal;

•                     $792,027.97 for the borrower’s accounts receivable as of November 30, 2005, which was 80% of the total accounts receivable;

•                     $5,000,000 for LANB’s assignment of claims related to ongoing litigation.

Therefore, LANB valued the total collateral for the borrower at the time of the restructuring at $8,439,366.37, which, pursuant to LANB’s internal policies, represented a discounted value from the collateral’s value.

At the time we filed our Form 10-K, the Company believed we could collect the full amount of the restructured loans. Because of the uncertain nature of ongoing litigation and LANB’s ability to predict the amount of a future award, LANB was not comfortable that a recovery is “probable” under the original terms and conditions of the loans pursuant to SFAS 114. During management’s assessment of collateral values, LANB did not include the $5,000,000 valuation of the ongoing litigation, due to the uncertainty of the ultimate settlement. Therefore, because the total amount outstanding to the borrower was $5,839,712 at the time of the restructuring, and the valuation of the collateral for the analysis of the charge off was $3,439,366.37, LANB determined that it was appropriate to charge off $1,500,000 and leave the $900,000 specific allocation to cover losses that LANB expected to incur if it had to liquidate the collateral and the borrower was unsuccessful in its litigation.

Note 5—Loan Servicing and Mortgage Servicing Rights, page 54

3.                Please revise your future filings to include these disclosures as required by paragraph 17(e) of FAS 140.

All future filings will include the disclosures as required by paragraph 17(e) of FAS 140, as appropriate.

I hope that this information is responsive to your requests. Please let me, Daniel Bartholomew, our Chief Financial Officer, or Heather Boone, our General Counsel, know if you need additional information. You can reach me at (505) 662-1030 or bill@lanb.com.

Very truly yours,

/s/ William C. Enloe

William C. Enloe
President and Chief Executive Officer

cc:	Robert Fleetwood, Barack Ferrazzano Heather Boone, General Counsel Daniel Bartholomew, Chief Financial Officer Jim Thompson, Moss Adams, LLP